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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Behrman Capital II L.P. (1) (Last) (First) (Middle)		Daleen Technologies, Inc. (DALN)					13-3952825

	c/o Behrman Capital 126 East 56th Street (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			12/20/02

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, NY, 10022 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		12/20/02				P			10,845,090	A	(2)		21,258,418		D

	Common Stock		12/20/02				P			11,253,698 (3)	A	(4)				D

	Common Stock		12/20/02				S			840,370 (5)	D	(5)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Series F Preferred Stock		122.4503 to 1 (6)		12/20/02				P			114,133

	Series F Preferred Stock		122.4503 to 1 (6)		12/20/02				P			114,133 (3)

	Series F Preferred Stock		122.4503 to 1 (6)		12/20/02				S				8,523 (5)

	Common Stock Warrants		$0.906		12/20/02				P			5,590,272

	Common Stock Warrants		$0.906		12/20/02				P			5,590,272 (3)

	Common Stock Warrants		$0.906		12/20/02				S				417,454 (5)

	Common Stock Warrants		$0.17		12/20/02				P			493,311

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	6/20/03			Common Stock	13,975,684		(2)		219,743		D

	6/20/03			Common Stock	13,975,684 (3)		(4)				D

	6/20/03			Common Stock	1,043,635 (5)		(5)

	6/20/03	6/07/06		Common Stock	5,590,272		(2)		10,763,090		D

	6/20/03	6/07/06		Common Stock	5,590,272 (3)		(4)				D

	6/20/03	6/07/06		Common Stock	417,454 (5)		(5)

	12/20/03	6/07/06		Common Stock	493,311		(2)		493,311		D

Explanation of Responses:

See Footnote Reponses on Attached Page

Behrman Capital II L.P. By: Behrman Brothers, L.L.C., its general partner

/s/ Grant G. Behrman	12/20/02
Grant G. Behrman Managing Member **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Strategic Entrepreneur Fund II, L.P. (1) (Last) (First) (Middle)		Daleen Technologies, Inc. (DALN)

	c/o Behrman Capital 126 East 56th Street (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			12/20/02

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, NY, 10022 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		12/20/02				P			147,046	A	(2)		288,237		D

	Common Stock		12/20/02				P			152,586 (3)	A	(4)				D

	Common Stock		12/20/02				S			11,395 (5)	D	(5)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Series F Preferred Stock		122.4503 to 1 (6)		12/20/02				P			1,548

	Series F Preferred Stock		122.4503 to 1 (6)		12/20/02				P			1,548 (3)

	Series F Preferred Stock		122.4503 to 1 (6)		12/20/02				S				116 (5)

	Common Stock Warrants		$0.906		12/20/02				P			75,797

	Common Stock Warrants		$0.906		12/20/02				P			75,797 (3)

	Common Stock Warrants		$0.906		12/20/02				S				5,660 (5)

	Common Stock Warrants		$0.17		12/20/02				P			6,689

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	6/20/03			Common Stock	189,493		(2)		2,980		D

	6/20/03			Common Stock	189,493 (3)		(4)				D

	6/20/03			Common Stock	14,150		(5)

	6/20/03	6/07/06		Common Stock	75,797		(2)		145,934		D

	6/20/03	6/07/06		Common Stock	75,797 (3)		(4)				D

	6/20/03	6/07/06		Common Stock	5,660		(5)

	12/20/03	6/07/06		Common Stock	6,689		(2)		6,689		D

Explanation of Responses:

See Footnote Reponses on Attached Page

Strategic Entrepreneur Fund II, L.P.

/s/ Grant G. Behrman	12/20/02
Grant G. Behrman General Partner **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Footnote Response Explanations

(1)  This Form 4 is being filed on a joint basis by Behrman Capital II, L.P., Strategic Entrepreneur Fund II, L.P., Behrman Brothers, L.L.C., Grant G. Behrman and William M. Matthes.

(2)  Each of Behrman Capital II, L.P. and Strategic Entrepreneur Fund II, L.P. purchased the reported securities from the issuer as a package (“Units”), at a price that can be calculated to equal approximately $43.35216 per Unit (each such Unit consisting of 95.02151 shares of Common Stock, 1 share of Series F Preferred Stock, 48.98033 Common Stock Warrants with an exercise price of $0.906 per share and 4.32225 Common Stock Warrants with an exercise price of $0.17 per share).

(3)  The reported securities were acquired from Abiliti Solutions, Inc. (“Abiliti”) immediately following consummation of the transactions contemplated by an Asset Purchase Agreement, dated as of October 7, 2002, by and between Daleen Technologies, Inc., Daleen Solutions, Inc. and Abiliti. Of the total number of such securities, 1,140,629 shares of Common Stock, 11,568 shares of Series F Preferred Stock and 566,607 shares of Common Stock Warrants are subject to, and held in, escrow (collectively, the “Escrow Shares”) pursuant to the terms of such Asset Purchase Agreement and, as such, are subject to forfeiture in the event of certain breaches of representations, warranties and covenants as further described therein.

(4)  Each of Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P. received the reported securities as a package (“Units”), at a price that can be calculated to equal approximately $43.42216 per Unit (each such Unit consisting of 98.60101 shares of Common Stock, 1 share of Series F Preferred Stock and 48.98033 Common Stock Warrants with an exercise price of $0.906 per share).

(5)  In connection with their receipt of securities from Abiliti as described in footnotes 3 and 4 above, the reporting persons instructed Abiliti to deliver a portion of such securities to certain third parties in exchange for a release from such third parties and an assignment by such third parties of their interest in certain subordinated promissory notes of which Abiliti was the issuer. The reporting persons, Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P., instructed Abiliti to deliver on their behalf to all such third parties an aggregate of 766,588 shares of Common Stock, 7,775 shares of Series F Preferred Stock and 380,802 Common Stock Warrants.

(6)  Each share of Series F Preferred Stock is convertible into that number of shares of Common Stock that is equal to that number of shares of Series F Preferred Stock multiplied by the quotient obtained by dividing 110.94 by 0.906.

Joint Filer Information

Designated Filer: Behrman Capital II, L.P.
Issuer and Ticker Symbol: Daleen Technologies, Inc. (“DALN”)
Statement of Changes in Beneficial Ownership

Name:	Behrman Brothers, L.L.C.

Address:	c/o Behrman Capital 126 East 56th Street New York, NY 10022

Ownership Form and Nature of Indirect Ownership:	Behrman Brothers L.L.C. is the general partner of Behrman Capital II L.P. and may be attributed with beneficial ownership of all of the securities held by Behrman Capital II L.P., consisting of 21,258,418 shares of Common Stock, 219,744 shares of Series F Preferred Stock, 10,763,090 Common Stock Warrants ($0.906 exercise price) and 493,311 Common Stock Warrants ($0.17 exercise price). Behrman Brothers, L.L.C. disclaims beneficial ownership of all securities held by Behrman Capital II L.P., except to the extent of its pecuniary interest therein.

Behrman Brothers, L.L.C.

	By:	/s/ Grant G. Behrman Grant G. Behrman, Managing Member

Joint Filer Information

Designated Filer: Behrman Capital II L.P.
Issuer and Ticker Symbol: Daleen Technologies, Inc. (“DALN”)
Statement of Changes in Beneficial Ownership

Name:	Grant G. Behrman

Address:	c/o Behrman Capital 126 East 56th Street New York, NY 10022

Ownership Form and Nature of Indirect Ownership:	As the general partner of Strategic Entrepreneur Fund II, L.P. and as a Managing Member of Behrman Brothers, L.L.C., Grant G. Behrman may be attributed with the beneficial ownership of all securities beneficially owned by Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P., consisting of 21,546,655 shares of Common Stock, 222,723 shares of Series F Preferred Stock, 10,909,024 Common Stock Warrants ($0.906 exercise price) and 500,000 Common Stock Warrants ($0.17 exercise price). Mr. Behrman disclaims beneficial ownership of all securities beneficially owned by Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P., except to the extent of his pecuniary interest therein.

	By: By:	/s/ Grant G. Behrman Grant G. Behrman

Joint Filer Information

Designated Filer: Behrman Capital II L.P.
Issuer and Ticker Symbol: Daleen Technologies, Inc. (“DALN”)
Statement of Changes in Beneficial Ownership

Name:	William M. Matthes

Address:	c/o Behrman Capital 126 East 56th Street New York, NY 10022

Ownership Form and Nature of Indirect Ownership:	As the general partner of Strategic Entrepreneur Fund II, L.P. and as a Managing Member of Behrman Brothers, L.L.C., William M. Matthes may be attributed with the beneficial ownership of all securities beneficially owned by Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P., consisting of 21,546,655 shares of Common Stock, 222,724 shares of Series F Preferred Stock, 10,909,024 Common Stock Warrants ($0.906 exercise price) and 500,000 Common Stock Warrants ($0.17 exercise price). Mr. Matthes disclaims beneficial ownership of all securities beneficially owned by Behrman Capital II L.P. and Strategic Entrepreneur Fund II, L.P., except to the extent of his pecuniary interest therein.

/s/ William M. Matthes By: William M. Matthes